                                  Exhibit "A"

                                 NEWS RELEASE
                                 ------------

Toronto, September 7, 2001 - InvestorLinks.com Inc. (the "Company") announced today that it has filed Articles of Amendment in Ontario changing its name to "API Electronics Group Inc." and consolidating its common shares on the basis of one new share for every three old shares. The Company's common shares will trade on the NASD OTC Bulletin Board commencing the opening of trading on Monday, September 10, 2001 under the symbol APIEF. The Company's shares were consolidated and the name changed in conjunction with the acquisition of all of the issued and outstanding shares of API Electronics, Inc., a Delaware company. The new CUSIP number of API Electronics Group Inc., is 00186D 107.

The shareholders of the Company approved the name change, consolidation of common shares and the acquisition at a meeting held August 30, 2001. Effective August 31, 2001, the Company owns all of the issued and outstanding shares of API Electronics, Inc. The board of directors of the Company elected as a result of the acquisition consist of Phillip DeZwirek, Thomas Mills, Jason DeZwirek, James C. Cassina and Sandra J. Hall.

Pursuant to the terms of the acquisition of API Electronics, Inc., the Company was required to file Articles of Amendment changing its name to API Electronics Group Inc., and consolidate its issued and outstanding shares on a one for three basis, prior to issuing securities to the former shareholders of API Electronics, Inc. The Company is issuing 6,500,000 common shares to the former shareholders of API Electronics, Inc., along with 3,250,000 Class A warrants and 3,250,000 Class B warrants. Each Class A warrant is exercisable at US$.45 to acquire one common share of the Company for a period of 18 months after issuance, while the Class B warrants are exercisable at US$.75 to acquire one common share of the Company for a period of 2 years following issuance.

The Company, through its subsidiary API Electronics, Inc., is involved in the manufacture and supply of high reliability semiconductors and microelectronic circuits for military, aerospace and commercial applications. API Electronics, Inc. was established in 1981, and has maintained its presence in the semiconductor industry for more than 20 years. API Electronics, Inc. develops new innovations for discontinued technologies and acquires companies that supply niche products, in order to meet the most-pressing needs of leading electronics manufacturers and electronic systems designers requiring relatively small runs of high quality parts with closely defined functional capabilities.

The issued capitalization of API Electronics Group Inc., after giving effect to the consolidation and acquisition will be approximately 10,893,007 common shares issued and outstanding.

For further information contact Sandra J. Hall at (416) 864-9795.


The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.